Exhibit 12.1

Danaher Corporation
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Year Ended December 31					Six Months Ended
	2009	2010	2011	2012	2013	June 27, 2014
Fixed Charges:
Gross Interest Expense	$118.7	$117.1	$141.6	$157.5	$145.9	$65.7
Interest Element of Rental Expense	13.1	15.2	19.9	22.3	19.4	9.4
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Fixed Charges	$131.8	$132.3	$161.5	$179.8	$165.3	$75.1

Earnings Available for Fixed Charges:
Earnings (Excluding Earnings from Equity Investees) Before Income Taxes Plus Distributed Income of Equity Investees	$1,326.1	$1,915.8	$2,429.4	$2,985.4	$3,566.0	$1,640.3
Add Fixed Charges	131.8	132.3	161.5	179.8	165.3	75.1
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Earnings Available for Fixed Charges	$1,457.9	$2,048.1	$2,590.9	$3,165.2	$3,731.3	$1,715.4

Ratio of Earnings to Fixed Charges	11.1	15.5	16.0	17.6	22.6	22.8

NOTE:  These ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings (excluding earnings from equity investees) before income taxes plus distributed income of equity investees; plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on unrecognized tax benefits is included in the tax provision in the Company's Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.